April 25, 2022

Via EDGAR

Attention: Inessa Kessman and Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-39549

Dear Inessa Kessman and Robert Littlepage:

On behalf of GoodRx Holdings, Inc. (the “Company”), I am pleased to respond to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in the Staff’s letter addressed to Trevor Bezdek, Co-Chief Executive Officer of the Company, dated April 18, 2022 (the “Letter”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (“2021 10-K”).

For your convenience, the Staff’s comment contained in the Letter is reprinted below in bold followed by the Company’s response. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to those in the 2021 10-K and any capitalized terms used but not defined herein have the same meaning as contained in the 2021 10-K.

Form 10-K For the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 61

1.

We note you discuss the fluctuation in Adjusted EBITDA Margin without providing a margin analysis for Net Income, the most directly comparable GAAP financial measure. Please disclose and discuss Net Income Margin with equal or greater prominence to Adjusted EBITDA Margin. We refer to guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please also consider this comment as it applies to your earnings releases filed on Form 8-K.

Response: The Company respectfully acknowledges the Staff’s comment and will, in its future filings and earnings press releases where the Company includes Adjusted EBITDA Margin, disclose and discuss net (loss) income margin with equal or greater prominence to Adjusted EBITDA Margin by disclosing net (loss) income margin before Adjusted EBITDA Margin, as well as including a discussion of the fluctuation in net (loss) income margin before a discussion of the fluctuation in Adjusted EBITDA Margin.

[2]33 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

Results of Operations, page 64

2.

In order to give investors more insight into why prescription transaction revenue increased, please disclose the underlying reasons for the increase in monthly active customers. For example, what portion of the growth is related to acquisitions versus organic growth. Discuss the reason for any organic growth if applicable. Also, since you discuss contribution-per-customer in your results of operations, please disclose this metric and how it is calculated in your Key Financial and Operating Metrics. We refer to guidance in Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will, in its future filings, expand on its discussion and analysis related to the increase of its prescription transactions revenue within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Such discussion and analysis will include, to the extent applicable, the underlying reasons for the increase in its monthly active consumers, what portion of growth is related to acquisitions versus organic growth and the reason for any organic growth.

For the Staff’s reference, below is an illustrative example of the planned future disclosure based on the Company’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020; changes are underlined.

Prescription transactions revenue for the year ended December 31, 2021 increased $105.1 million, or 22%, compared to the year ended December 31, 2020, driven primarily by a 24% increase in the number of our average Monthly Active Consumers, partially offset by lower contribution-per-consumer due to the impact of the acquisitions of RxSaver and Scriptcycle. Our contribution-per-consumer, which in a monthly context we also refer to as prescription transactions revenue per MAC, decreased from $98.64 for the year ended December 31, 2020, or 2%, compared to $96.87 for the year ended December 31, 2021. Contribution-per-consumer is defined as prescription transactions revenue divided by Monthly Active Consumers. The increase in our prescription transactions revenue and Monthly Active Consumers was primarily driven by organic growth. We believe this organic growth was due to the increase in consumer awareness of our brand as a direct result of the additional investment in sales and marketing expenses on an absolute dollar basis in 2021 compared to 2020 which resulted in an increase of new consumer acquisitions and repeat activity of existing consumers in 2021 compared to 2020. The RxSaver and Scriptcycle acquisitions individually and in the aggregate did not materially contribute to our prescription transactions revenue in 2021. We believe COVID-19 continues to have an adverse impact on the growth of our prescription transactions revenue, due to the cumulative impact of lower healthcare utilization for almost two years since the pandemic began.

The Company also respectfully acknowledges the Staff’s comment related to contribution-per-consumer and will, in its future filings where the Company includes a discussion of contribution-per-consumer, disclose this metric and how it is calculated. Contribution-per-consumer is calculated as prescription transactions revenue divided by Monthly Active Consumers, both of which are disclosed in the Company’s 2021 10-K. However, the Company does not consider contribution-per-consumer to be a key performance metric. The Company respectfully advises the Staff that contribution-per-consumer was discussed in the Company’s 2021 10-K, consistent with Item 303(b)(2)(iii) of Regulation S-K, to provide an explanation of the reason for the slower growth in prescription transactions revenue compared to the growth in Monthly

[2]33 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

Active Consumers (22% increase in prescription transactions revenue versus the 24% increase in the number of Monthly Active Consumers from 2020 compared 2021). The Company determined in this circumstance a discussion of contribution-per-consumer was helpful to the understanding of change in prescription transactions revenue for the periods presented as the contribution-per-consumer of the acquired entities was different than the Company’s pre-acquisition contribution-per-consumer. Changes in contribution-per-consumer in organic growth periods are generally due to the relative volume of prescriptions relating to each pharmacy benefit manager (“PBM”). The Company’s contracts with PBMs provide that, when a consumer uses the Company’s codes, the Company is entitled either to a percentage of the fee that the PBM charges to the pharmacy or to a fixed amount per type of drug prescription. Accordingly, changes in the relative volume of prescriptions relating to PBMs in any given period may produce changes to the contribution-per-consumer, which are outside of the Company’s control. As a result, this metric, in most circumstances, is not reflective of the underlying performance of the Company’s business.

The Company also does not actively manage, evaluate or monitor contribution-per-consumer on a recurring basis nor use it to assess performance, make strategic and offering decisions or build financial projections. Moreover, contribution-per-consumer is calculable on the basis of already disclosed metrics: prescription transactions revenue and Monthly Active Consumers. Accordingly, the Company respectfully advises the Staff that it does not intend to regularly disclose contribution-per-consumer in its Key Financial and Operating Metrics in future filings, other than if the Company determines it necessary in order to explain changes in prescription transactions revenue in periods where it is impacted materially by acquisitions or other unusual factors.

Notes to Consolidated Financial Statements

14. Stockholders Equity

Restricted Stock Units for Class B Common Stock, page F-29

3.	Tell us why the issuance of your RSUs is deferred by three-years from the applicable vesting date.

Response: The Company respectfully advises the Staff that the Company plans to withhold shares of Class B common stock upon settlement of the performance-based RSUs referred to on page F-29 of the 2021 10-K to satisfy the recipients’ withholding tax obligations and to pay such withholding tax on the recipients’ behalf with the Company’s cash. Income withholding tax obligations generally are triggered upon the settlement of the shares of Class B common stock underlying the RSUs and the three-year settlement deferral period was negotiated to postpone the potentially significant cash expenditure for the Company associated with these payments, as described further in Part I, Item 1A of the 2021 10-K at page 48 and Part II, Item 7 of the 2021 10-K at page 67.

[2]33 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

Please do not hesitate to contact the Company’s General Counsel by email at gracye@goodrx.com or by phone at (213) 245-9157 if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Karsten Voermann

Karsten Voermann

Chief Financial Officer

cc:

Trevor Bezdek, Co-Chief Executive Officer

Gracye Cheng, General Counsel

Benjamin J. Cohen, Latham & Watkins LLP

[2]33 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com